CORRESP

April 13, 2018

FEDERAL EXPRESS AND EDGAR CORRESPONDENCE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Cecilia Blye, Chief, Office of Global Security Risk

Re: Merit Medical Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed March 1, 2018
File No. 0-18592
Response to Staff Letter Dated March 29, 2018

Dear Ms. Blye:

Merit Medical Systems, Inc. (“Merit”) provides the following information in response to the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated March 29, 2018 (the “Staff Comment Letter”) relating to the above-referenced filing.

We have reviewed the comments set forth in the Staff Comment Letter. For ease of reference, each of our responses is preceded by a bolded restatement of the applicable comment set forth in the Staff Comment Letter.

General

1. In your letter to us dated August 20, 2015, you discussed contacts with Syria and Sudan. As you know, Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export controls. You do not provide disclosure about Syria or Sudan in your Form 10-K. Please describe to us the nature and extent of any contacts with Syria and Sudan since your 2015 letter, whether through subsidiaries, distributors or affiliates. In this regard, we note that you recently acquired certain assets from Becton, Dickinson & Co. In a letter to us dated February 17, 2017, Becton, Dickinson & Co. discussed contacts with Syria and Sudan. Please include information about any contacts with Syria and Sudan since that date with respect to the assets you purchased. Tell us whether any contacts involve the governments of Syria or Sudan, or entities controlled by their governments.

RESPONSE:

Syria:

Similar to the situation we discussed in our August 20, 2015 letter, pursuant to the Export Licenses referenced below, Merit sells a small quantity of medical devices to a single independent distributor located in Syria. It is our understanding that the Syrian distributor then resells our products to “approved end users” (as defined in the Export Licenses), consisting of hospitals and clinics located in Syria. Except as contemplated by a marketing and

Cecilia Blye
United States Securities and Exchange Commission
April 13, 2018

distribution agreement we have executed with our Syrian distributor (the “Distributor Agreement”), neither Merit nor any of its subsidiaries has any direct or indirect contacts with, or sales into, Syria.

Our relationship with the Syrian distributor is subject to, and governed by, export licenses (the “Export Licenses”) issued by the U.S. Department of Commerce, Bureau of Industry and Security (the “BIS”). We currently hold two separate Export Licenses with respect to sales into Syria. Each Export License specifies the authorized distributor, the authorized products and pricing and the approved customers to whom our Syrian distributor is permitted to resell such products. At present, we intend to continue selling authorized products to the Syrian distributor for resale in Syria pursuant to the terms of existing and future Export Licenses and the Distributor Agreement. We do not have a relationship or arrangement with the government of Syria or entities controlled by its government.

Sudan:

As was the case at the time of our August 20, 2015 letter, neither Merit nor any of its subsidiaries has any contacts or commercial relationships, direct or indirect, in Sudan or any direct or indirect relationship or arrangement with the government of Sudan or entities controlled by the government of Sudan.

Products Acquired from Becton, Dickinson & Co.:

With respect to our recent acquisition of certain medical device products (the “BD Products”) from Becton, Dickinson & Co. (“BD”), we did not acquire any distribution agreements, contracts or export licenses issued by BIS which obligate or allow us to sell the BD Products in Syria or Sudan. Although we do not currently sell any BD Products into Syria or Sudan, it is possible that, at some point in the future, we may consider selling one or more BD Products into Syria through a distributor. If, in the future, we elect to sell any BD Products into Syria, we would not expect any such sales to be material to our security holders, whether viewed qualitatively or quantitatively, and any such sales would be conducted pursuant to valid Export Licenses.

2. Please also discuss the materiality of any contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Address the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies with operations associated with U.S.-designated state sponsors of terrorism.

RESPONSE:

Syria:

As discussed in our August 20, 2015 letter, we do not believe our sales to, and relationship with, our Syrian distributor-which constitute our sole contacts with Syria-is material to our security holders, whether viewed qualitatively or quantitatively. Our assessment of the materiality of our contacts with Syria is based upon the following factors:

Quantitative Analysis:

The aggregate net sales revenue we generated from sales of our products into Syria in the years ended December 31, 2015, 2016 and 2017 and in the three months ended March 31, 2018 were approximately $139,372, $116,862, $75,922, and $79,679, respectively, representing less than 0.04% of our total net sales generated in each period. Additionally, we do not maintain any facilities or other assets in Syria, do not have any liabilities attributable to sales of our products in Syria, and do not conduct any operations or maintain any employees in Syria.

Cecilia Blye
United States Securities and Exchange Commission
April 13, 2018

For these reasons, we do not believe that our contacts with Syria-which are limited to the small quantity of products sold to our Syrian distributor, as discussed above-are significant, viewed from a quantitative perspective.
Qualitative Analysis:

Our limited sales into Syria are governed by the Export Licenses, which are overseen by BIS. Our net sales generated in Syria from such products constituted a very small amount of our total net sales for the periods referenced above. Additionally, our products are used in the treatment of disease and the alleviation of medical conditions, which we believe further mitigate investor concerns regarding our activities associated with Syria.
For these reasons, we do not believe that our contacts with Syria-which are limited to the small quantity of products sold to our Syrian distributor-are significant, viewed from a qualitative perspective.
Investor Sentiment:

We are aware some investors may be sensitive to sales in sanctioned countries, and that state and municipal governments and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. In this regard, we have not experienced any significant adverse reaction by investors to our activities in Syria and, given the relatively small amount of these sales and the medical purposes for which our products are used, we do not currently anticipate that our sales in Syria will result in any adverse impact on investor sentiment in the future.
Sudan:

As noted above, neither Merit nor any of its subsidiaries has any contacts or commercial relationships, direct or indirect, in Sudan. Specifically, we do not (a) sell any products into Sudan, (b) maintain any facilities or other assets in Sudan, (c) have any liabilities attributable to sales in Sudan or (d) conduct any operations or maintain any employees in Sudan.

Consequently, we do not believe our security holders are subject to investment risk attributable to Sudan.

If you would like to discuss any issues presented by the responses contained in this Letter, feel free to contact me at (801) 208-4236 or our outside legal counsel, Bryan Allen, at (801) 257-7963.

Very truly yours,

/s/ Brian G. Lloyd

Brian G. Lloyd
Chief Legal Officer and Corporate Secretary

cc:     Securities and Exchange Commission
Amanda Ravitz, Assistant Director, Division of Corporation Finance